Dechert LLP

1775 I Street, NW
Washington, DC  20006

March 2, 2005

Via Edgar
Dominic Minore Division of Investment Management Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0506

Re:   Lord Asset Management Trust ("Trust")
        (File Nos. 33-75138 and 811-8348)

Dear Mr. Minore:

This letter responds to comments you provided telephonically on February 18, 2005, regarding Post-Effective Amendment No. 15 to the Trust's registration statement on Form N-1A ("Registration Statement") under the Securities Act of 1933, as amended, and Amendment No. 16 to the Registration Statement under the Investment Company Act of 1940, as amended, as filed with the Securities and Exchange Commission on December 23, 2004. The following is a summary of your comments and of the Trust's responses thereto.

Prospectus

1.    Comment. Please consider adding additional risk disclosure concerning investments in foreign securities. For example, you should consider disclosing information regarding the greater volatility and less liquid nature of foreign securities markets, risks associated with different accounting and auditing standards of foreign countries and the potential for foreign taxation.

        Response. Registrant has revised the disclosure as requested.

2.    Comment. In the fees and expenses table, please specify in the footnote the period for which the Adviser has agreed to reimburse a portion of the fees and expenses applicable to each of the Trust's separate investment series (each a "Fund"). Also, clarify that the expense reimbursement agreement has been filed with the Trust's registration statement on Form N-1A.

        Response. The Trust has clarified the term of the reimbursement agreement as requested. The Trust separately confirms that the expense limitation agreements have been previously filed as Exhibits (h)(5) and (g) to the Trust's registration statement on Form N-1A.

3.    Comment. Pursuant to Item 6(a)(1) of Form N-1A, if a Fund invests in other registered investment companies, consider explaining that the Fund's net asset value is calculated based upon the net asset values of the registered investment companies in which the Funds invest and that the prospectuses for those other registered investment companies explain the circumstances under which those companies will use fair value pricing.

        Response. The Funds do not invest in other registered investment companies to any significant extent. As a result, no change has been made to the disclosure.

Statement of Additional Information - Disclosure of Portfolio Holdings

4.    Comment. Please consider re-ordering the information to discuss all matters concerning the public dissemination of portfolio holdings information and then all matters concerning the non-public dissemination of portfolio holdings information.

        Response. Registrant has revised the disclosure as requested.

5.    Comment. The Trust states that non-public dissemination of portfolio holdings information to a recipient is subject to, among other things, the recipient not distributing the portfolio holdings or results of the analysis to third parties, other departments or persons who are likely to use the information for purposes of purchasing or selling the Funds before the portfolio holdings or results of the analysis become public information. Please clarify that the recipient itself also must agree to not distribute the portfolio holdings or results of the analysis to persons who are likely to use the information for purposes of purchasing or selling the Funds.

        Response.  Registrant has revised the disclosure as requested.

6.    Comment.

        (a)    The Trust states that any confidentiality agreement used to disclose non-public portfolio holdings information must be in form and substance acceptable to the Trust's legal counsel and Chief Compliance Officer ("CCO"). It further provides minimum requirements for such an agreement, "subject to such deviations as are reasonable and consistent with reasonably protecting the confidentiality of the portfolio information." Please clarify who would be responsible for making this determination with respect to these deviations.

        (b)    Please confirm that the information provided pursuant to any deviation to the confidentiality agreement would also be subject to the requirements that (1) the recipient does not distribute the portfolio holdings or results of the analysis to third parties, other departments or persons who are likely to use the information for purposes of purchasing or selling the Funds before the portfolio holdings or results of the analysis become public information; and (2) the recipient signs a written confidentiality agreement to this effect.

        Response.

        (a)    The existing disclosure already states that any confidentiality agreement, whether in conformity with the form of confidentiality agreement attached to the Trust's procedures or some deviation thereof, would be required to be approved by the Trust's legal counsel and Chief Compliance Officer ("CCO"). Accordingly, no change has been made to the disclosure.

        (b)    The Trust believes that the disclosure adequately explains that all non-public portfolio holdings information provided pursuant to a confidentiality agreement, whether in conformity with the form of confidentiality agreement attached to the Trust's procedures or some deviation thereof, is subject to the requirements that (1) the recipient does not distribute the portfolio holdings or results of the analysis to third parties, other departments or persons who are likely to use the information for purposes of purchasing or selling the Funds before the portfolio holdings or results of the analysis become public information; and (2) the recipient signs a written confidentiality agreement to this effect. As a result, no change has been made to the disclosure.

7.    Comment. The Trust states that the terms of any confidentiality agreement should provide that "(4) portfolio information may be deemed to no longer be confidential if (a) it is already known to the recipient prior to disclosure by the Funds, (b) it becomes publicly known without breach of the confidentiality agreement by the recipient, (c) it is received from a third party and, to the knowledge of the recipient, the disclosure by such third party is not a breach of any agreement to which such third party is subject, or (d) it is authorized by the Funds or their agents to be disclosed." Please clarify the reason for this statement and separately explain whether authorization by the Funds or their agents to disclose such information is another carve out to the general rule that portfolio holdings information will not be selectively disclosed before its public dissemination.

        Response. The quoted language is intended to clarify when information would no longer be considered confidential, and is not an exception to the general prohibition against selective disclosure of non-public information regarding the Funds' portfolio holdings.

8.    Comment. The Trust states that "The trading desks of the Funds' Advisor may periodically distribute lists of applicable investments held by its clients (including the Funds) for the purpose of facilitating efficient trading of such investments and receipt of relevant research." Please clarify to whom such disclosure would be made, and whether it will be subject to the same conditions applicable to disclosure of non-public portfolio holdings information.

        Response. The Funds' Advisor presently does not distribute or intend to distribute such information. The Trust has clarified this fact in the disclosure.

9.    Comment. The Trust states that "the Funds' Advisor may periodically distribute a list of the issuers and securities which are covered by its research department as of a particular date. The list of issuers and securities may represent securities currently held by the Funds and securities which may be purchased for the Funds. In no case will a list specifically identify an issuer's securities as either currently held or anticipated to be held by the Funds or identify Fund position sizes." Please clarify to whom such disclosure would be made, and whether it will be subject to the same conditions applicable to disclosure of non-public portfolio holdings information.

        Response. Because such information does not identify specific securities as being held or to be held by the Funds, disclosure of such information does not constitute disclosure of non-public portfolio holdings information and does not present any risk of abuse to the Funds or their shareholders.

10.  Comment. The Trust states that "These policies may not be waived, or exceptions be made, without the consent of the Trust's CCO." Please clarify that, if granted, disclosure pursuant to a waiver or exception would be subject to the same conditions applicable to disclosure of non-public portfolio holdings information.

        Response. The Trust has revised the disclosure to clarify that any disclosure made pursuant to a waiver or exception with the consent of the Trust's CCO would be subject to the same general conditions applicable to disclosure of non-public portfolio holdings information.

11.  Comment.

        (a)   The Trust states that "Any disclosure of the Funds' securities holdings must serve a legitimate business purpose of the Funds and must be in the best interest of the Funds' shareholders, and neither the Funds nor the Funds' investment adviser receive compensation in connection with the disclosure of portfolio holdings." Please clarify that such disclosure would be subject to the same conditions applicable to disclosure of non-public portfolio holdings information.

        (b)   Please clarify whether any third-party receives compensation in connection with the disclosure of portfolio holdings

        Response.

        (a)   The SAI has been revised to clarify that all non-public disclosure of portfolio holdings must serve a legitimate business purpose of the Funds and must be in the best interest of the Funds' shareholders.

        (b)   The Trust has no knowledge of whether any third-party receives compensation in connection with the disclosure of portfolio holdings.

* * * * *

In addition to these comments, you requested that the Trust make certain representations concerning the Registration Statement and the responses being made to the comments received. These representations are included as an exhibit to this letter.

If you have any questions or comments in connection with the foregoing, please contact the undersigned at 202.261.3317 or Keith T. Robinson at 202.261.3386.

                                                                                                                                                 Sincerely,

                                                                                                                                                /s/ Erin G. Wagner

cc: David Sullivan

Attachment

Exhibit

Lord Asset Management Trust

440 South LaSalle Street
Chicago, Illinois 60605-1028

Via EDGAR

March 2, 2005

Dominic Minore Division of Investment Management Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0506

Re:        Lord Asset Management Trust

              (File Nos. 33-75138 and 811-8348)

Dear Mr. Minore:

In connection with the response being made on behalf of Lord Asset Management Trust ("Registrant") to comments you provided with respect to Post-Effective Amendment No. 15 to the Registrant's registration statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 16 to the Registration Statement under the Investment Company Act of 1940, as amended, as filed with the Securities and Exchange Commission on December 23, 2004 ("Filing"), the Registrant hereby acknowledges that:

  the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Filing;

  comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the Filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

  the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

Please do not hesitate to contact the undersigned at 312.663.8359 if you have any questions concerning the foregoing.

Sincerely,

/s/ David M. Sullivan III

Treasurer

Lord Asset Management Trust

cc: Keith T. Robinson